600 Anton Blvd, Suite 1400 Costa Mesa, CA 92626-7689 714.427.7000 714.427.7799 (Fax) www.swlaw.com	ALBUQUERQUE BOISE DENVER LAS VEGAS LOS ANGELES LOS CABOS ORANGE COUNTY PHOENIX PORTLAND RENO SALT LAKE CITY SAN DIEGO SEATTLE TUCSON WASHINGTON DC

November 23, 2020

CONFIDENTIAL

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Gaming US LLC
Amendment No. 1 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”)
Submitted October 23, 2020
CIK No. 0001821175

Dear Ladies and Gentlemen:

On behalf of Motorsport Gaming US LLC (the “Company”), enclosed is a copy of Confidential Draft Submission No. 3 to the above-referenced Registration Statement (“Draft Submission No. 3”), as confidentially submitted with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof. For your convenience, we are also delivering to you a copy of Draft Submission No. 3 marked to show changes from Confidential Draft Submission No. 2 to the above-referenced Registration Statement submitted to the Commission on October 23, 2020.

The changes reflected in Draft Submission No. 3 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated November 6, 2020 (the “Comment Letter”). Draft Submission No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in Draft Submission No. 3. All references to page numbers in the Company’s responses below correspond to the page numbers in Draft Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business

Strategic Licenses and Partnerships, page 76

1.	Please revise to briefly summarize the material terms of your license agreement with Epic Games. Additionally, revise the descriptions of all of your material license agreements to disclose the aggregate amounts you have paid pursuant to these agreements for each period presented in your financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 80 in Draft Submission No. 3 in accordance with the Staff’s comment to briefly summarize the material terms of its license agreement with Epic Games.

Additionally, the Company respectfully acknowledges the Staff’s request for expanded disclosure with respect to the aggregate amounts paid pursuant to the Company’s material license agreements for each period presented in its financial statements (the “Confidential Information”). The Company notes to the Staff, however, that the Company believes its existing disclosure relating to cost of revenues, combined with the summary of these material license agreements, sufficiently provides potential investors with the necessary material information regarding such license agreements to make an informed investment decision. In particular, we state on page 56 of Draft Submission No. 3 that cost of revenues for the Company’s Gaming segment (which is currently disclosed) is primarily comprised of royalty expenses attributable to its license arrangement with NASCAR and certain other third parties relating to its NASCAR racing series games. Based upon this disclosure and the limited number of other items disclosed on page 56 that comprise cost of revenue for the Company’s Gaming segment, a reasonable investor should be able to conclude with reasonable certainty the importance and magnitude of these license agreements to the Company and how they impact the Company’s overall financial performance.

Further, as discussed in the Registration Statement, the Company’s core business is dependent on its ability to acquire and maintain licenses and rights to certain intellectual property for its racing games. Competition for these licenses and rights is intense. If the Company is unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, its ability to develop successful and engaging games and services is likely to be adversely affected and its revenue, profitability and cash flows may decline significantly. As a result, the Company believes that public disclosure of the Confidential Information would likely cause substantial and ongoing competitive harm to the Company’s competitive position, particularly by:

●

exposing to the Company’s competitors highly sensitive information of the Company relating to the most important commercial terms of its license agreements, which would likely harm the Company competitively by providing such competitors with an unfair advantage in negotiating license agreements with the Company’s current licensors to undermine the Company. For example, this may result in the Company losing these licenses and rights to undercutting competitors or subject the Company to increased minimum guarantees and royalty rates in future negotiation renewals due to competitive pressure.

●

exposing to the Company’s potential licensors in the future highly sensitive information relating to the commercial terms of the Company’s existing license agreements, which would likely harm the Company competitively by providing such potential partners with an unfair advantage in negotiating its license agreements with the Company. For example, such potential licensors would have access to information that provides a basis for determining the commercial terms of the Company’s existing license agreements, which may result in higher minimum guarantees and royalty rates with the potential licensors than would otherwise have been negotiated absent the Confidential Information being known.

Lastly, it is common practice in the Company’s industry to maintain commercial information in confidence, and the Company strictly adheres to this practice as do most of its counterparties. If the Company is required to disclose this information, existing or potential counterparties may choose to partner with a different company that does not need to disclose this information given the competitive harm it may cause them as well in their future negotiations.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

2.	Please clarify how you calculated the net (loss) income attributable to the non-controlling interest. In this regard, we note your disclosure on page F-8 that you have a 53.5% interest in 704Games Company. Clarify if profits and losses are allocated to the non- controlling interest based on its ownership percentage. If not, please clarify how allocated, or any other adjustments made to the profit and loss allocation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-23 in Draft Submission No. 3 in accordance with the Staff’s comment to clarify that profits and losses in 704Games are allocated to the noncontrolling interest based on its ownership percentage.

Note 3 - Business Combinations, page F-16

3.	Your disclosure indicates that the fair value of the delayed consideration as of the acquisition date was $4,999,150. Please clarify the separate fair values of the 2019 Payment and the In-Kind Consideration that you determined as of the acquisition date. Clarify your disclosure to describe the difference between the fair value of the 2019 Payment determined as of the acquisition date and the $1,660,000 paid during the year ended December 31, 2019, and how this difference was accounted for in your consolidated financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-32 in Draft Submission No. 3 in accordance with the Staff’s comment to clarify its disclosure to describe the separate fair values of the 2019 Payment ($1,245,550) and the In-Kind Consideration ($3,753,600) that we determined as of the acquisition date. Further, the Company revised its disclosure on page F-32 to describe that the difference between the fair value of the 2019 Payment as of the date of acquisition and the $1,660,000 paid during 2019 was recognized as a change in fair value that was recognized during the year ended December 31, 2018 and was eliminated in consolidation except for the amount of the gain on changes in fair value attributable to the non-controlling interest in 704Games, which was allocated based on its ownership percentage in accordance with ASC 810-10-45-18.

4.	Your response to prior comment 16 states that the changes in fair value of the Delayed Consideration subsequent to the acquisition date have been eliminated in consolidation. Tell us how the elimination of the change in fair value was allocated between the parent and non-controlling interest. We refer you to ASC 810-10-45-18.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to its response to comment 4 above, along with the revised disclosures on page F-32 in Draft Submission No. 3.

5.	Your response to prior comment 16 indicates that the Delayed Consideration was eliminated in consolidation on your consolidated balance sheet as of December 31, 2018. Please clarify your disclosure to describe your accounting for the Delayed Consideration on your consolidated balance sheet. Further, clarify the nature of the $3,789,770 other non-current assets you recorded as of the acquisition date and how these assets are reflected on your consolidated balance sheet as of December 31, 2018. Please revise your disclosure to describe the assets and liabilities recorded in your consolidated financial statements as of the acquisition date.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-32 in Draft Submission No. 3 in accordance with the Staff’s comment to clarify its disclosure to describe its accounting for the Delayed Consideration on its consolidated balance sheet as of the date of the acquisition and December 31, 2018. In addition, the Company clarified its disclosure on page F-32 to clarify that the $3,789,770 of other non-current assets included $3,753,600 related to the In-Kind Consideration receivable recorded on the balance sheet of 704Games, which, together with the 2019 Payment receivable recorded on the balance sheet of 704Games, was eliminated in consolidation against the corresponding Delayed Consideration liabilities recorded on the balance sheet of Motorsport Games. Lastly, the Company clarified its disclosure on page F-32 to clarify that except for the fair value of the Delayed Consideration that was eliminated in consolidation as of the acquisition date, the assets and liabilities of 704Games were recorded in the Company’s consolidated financial statements as of the acquisition date.

6.	Your disclosure indicates that the In-Kind consideration is accounted for as part of the business combination and included in the purchase consideration liability; however, your disclosure on page F-22 indicates that services associated with the In-Kind Consideration are reflected as related party operating expenses on the consolidated statements of operations. Please clarify your disclosure to describe your accounting for these payments in your consolidated financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-37 in Draft Submission No. 3 in accordance with the Staff’s comment to clarify its disclosure to describe its accounting for the payments in its consolidated financial statements. The Company’s parent, Motorsport Network, provided services to 704Games on behalf of Motorsport Games in connection with the In-Kind Consideration. As these services were provided to 704Games by Motorsport Network and not by Motorsport Games, Motorsport Games incurred a liability to Motorsport Network for these services. Accordingly, the value of the services was recorded in the consolidated statements of operations as related party operating expenses with a corresponding due to related party liability on the consolidated balance sheets.

* * *

If you have any additional questions or comments, please feel free to contact me directly at (714) 427-7442 (email: spavluk@swlaw.com) with any questions.

Very truly yours,

/s/ Serge Pavluk
Serge Pavluk
of Snell & Wilmer L.L.P.

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP